

November 16, 2015

Mail Stop 4546

Via E-mail
David Hopkins
President
Health-Right Discoveries, Inc.
18851 NE 29th Avenue, Suite 700
Aventura, FL 33180

      Re: Health-Right Discoveries, Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed October 20, 2015
             File No. 333-206839

Dear Mr. Hopkins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

Prospectus Summary, page 2

Overview, page 2

1.   We note your revised disclosures in the first paragraph under the heading in response to prior comment 12.   Please explain what the FDA needs to clarify about its position regarding the legality of hemp-derived CBD not being classified as a legal dietary supplement. Alternatively, please revise to state clearly, if true, that hemp-derived CBD is not classified as a legal dietary supplement and therefore cannot legally be sold in the United States. Provide similar revised disclosure to explain any uncertainty concerning the FDA's Generally Described as Safe (GRAS) designation.

2.   We note that your revised disclosure in the first paragraph under the heading now indicates that you are only "planning to explore" the possible application to your product platform of CBD derived from industrial hemp. Please revise the Summary so that the planned exploration of CBD-related applications does not receive greater prominence than the product formulations you have marketed or that you plan to market in the near term. Also, refer to the instructions to Regulation S-K, Item 503(a) and consider whether your plans to explore CBD-related applications constitute a key aspect of this offering that is worthy of inclusion in the Summary.

3.   We refer to your revised disclosure in the third paragraph in response to prior comment 3. With a view to potential revised disclosure, please explain to us management's basis for concluding that the reorder rate exceeds industry norms. Please be sure to clarify what industry management uses as its reference point.

The Jobs Act has reduced the information that the Company is required to disclose…., page 8

4.   Please revise your descriptions of the exemptions available to certain Emerging Growth Companies you describe in the penultimate paragraph on page 8 as they apply to you if you register your common stock under the Exchange Act following the effectiveness of this registration statement as you describe in the risk factor heading on page 7. Your description of the Jobs Act disclosures should focus on the ones that are applicable to your intended filings.

The Health-Right Solutions, page 18

5.   Please clarify to us and in your registration statement whether the two potential H-Plex Defense formulations will be OTC monographed drugs or will require you to make a New Drug Application to FDA. Explain the reasons for any uncertainty as to the regulatory pathway to commercializing these formulations. To the extent that you may need to file an NDA, please provide additional disclosures regarding that process, including:

   - An overview of the NDA process including all material steps that must be undertaken to receive FDA approval;
   - Your basis for stating that the "FDA approval process will be fairly rapid";
   - Any steps you have taken so far in terms of filing an NDA application; and
   - The estimated costs of completing an NDA process for both formulations.

Pipeline/Products/Methodology, page 19

6.   We note your revised disclosures on pages 2 and 19. Please revise to clarify whether you marketed the product to persons afflicted with HSV-2. In this regard, your disclosure on page 19 indicates that you received feedback from HSV-1 and HSV-2 sufferers. With a view to disclosure, please tell us what percentage of your sales were made to HSV-1 as opposed to HSV-2 sufferers.

Dietary Supplements, page 21

7.   Your revised disclosure in response to prior comment 22 does not address section 201(g)(1)(B) nor explain why, if true, H-Plex Defense Formula 11 would not be classified as a "drug." Please revise accordingly.

Clinical Trials, page 21

8.   We note your revised disclosure on page 2 indicating that you do not presently have funding to conduct clinical trials. Please revise here to indicate the amount of funds you estimate that you would need to conduct these trials.

Exhibit 5.1.

9.   We refer to the fourth paragraph of the opinion and note that your company is organized under the laws of Nevada. As such, your counsel may not exclude the laws of Nevada from the opinion by limiting its scope to the laws of the State of Florida and the United States. Refer to Section II.B.3.b of Staff Legal Bulletin No 19 (Oct. 14, 2011) and have counsel revise its opinion accordingly.

        Please contact Joseph McCann, Staff Attorney at (202) 551-6262 or Eric Envall at (202) 551-3234 with any other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc (via email): Dale S. Bergman, Esq. – Gutierrez Bergman Boulris, P.L.L.C.